James J. Bender Senior Vice President and General Counsel Phone: 918-573-8705 Fax: 918-573-5942 jim.bender@williams.com	One Williams Center Tulsa, OK 74172-0172
February 1, 2008
By U.S. Mail and facsimile to (202) 772-9204
Ms. Ellie Quarles
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	The Williams Companies, Inc. Definitive 14A Filed April 10, 2007 File No. 1-4174
Dear Ms. Quarles:
This letter is to further clarify our December 26, 2007 response to your comment letter dated December 11, 2007, regarding the definitive proxy statement of The Williams Companies, Inc. (“Williams”) for the fiscal year ended December 31, 2006.
Material Elements of the Executive Compensation Program, page 15
The compensation data of our comparator group is the primary market data used by Williams when benchmarking the competitive pay of its named executive officers. Aggregate market data obtained from recognized third party executive compensation survey companies (e.g. Towers Perrin, Mercer, Hewitt) is used only as validation of the comparator group market data. Williams typically obtains a range of the annual revenues of the companies whose data is included in the aggregate analysis provided by the third party survey, but the identities of the specific companies included in the survey are not disclosed.
As shared previously, the 21 companies in the comparator group used for 2006 were:

•	The AES Corp.	•	Halliburton Co.
•	Anadarko Petroleum Corp.	•	Hess Corp.
•	Ashland Inc.	•	Keyspan Corp.
•	CMS Energy Corp.	•	Murphy Oil Corp.
•	Constellation Energy Grp. Inc.	•	Occidental Petroleum Corp.
•	Devon Energy Corp.	•	Plains All American Pipeline LP
•	Dominion Resources Inc.	•	Reliant Energy Inc.

Ms. Ellie Quarles
February 1, 2008

•	Duke Energy Corp.	•	Schlumberger Ltd.
•	Dynegy Inc.	•	Sempra Energy
•	El Paso Corp.	•	Sunoco Inc.
•	Enterprise Products Partner LP
As previously stated, in future filings we will disclose the companies in our comparator group. If, in the future third party market survey data becomes materially relevant to our pay benchmarking process, we will disclose a general description of the types of companies included in the surveys (e.g., range of annual revenues or other descriptor.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the commission from taking action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about the responses included herein, please do not hesitate to let me know.

Sincerely,
/s/ Jim Bender
James J. Bender